Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Is Taking Steps to Bring Its Proprietary High-Speed Rail Signaling System to the International Market

Beijing, China – August 4, 2011 -- Hollysys Automation Technologies, Ltd. (Nasdaq: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it made the first international sale of its proprietary high-speed rail signaling system for demonstration purpose by signing a contract to supply its proprietary 200-250km high-speed rail signaling system to Ying Heng Technology (Shanghai) Co., Ltd(“Ying Heng”), which represents and acts as an agent on behalf of Unitelco Corporation (“Unitelco”), valued at approximately USD 2.1 million.

Pursuant to the terms of the contracts between Hollysys and Ying Heng and between Ying Heng and Unitelco, a demonstration laboratory will be set up at Hollysys Beijing premises to enable Unitelco to access and study Hollysys 200-250km/h high-speed rail signaling system consisting of ground based Train Control Center (TCC), on-board Automatic Train Protection (ATP), and simulation software and other accessory equipments. The follow-on purchase is agreed by all parties to include related Hollysys software valued at USD 3.18 million at a future non-specified date. The laboratory will pave the way to a potential partnership between Hollysys and Unitelco to provide high-speed rail signaling and control solutions to the international market.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are pleased of taking a small step towards internationalizing our proprietary high-speed rail signaling system, to explore the potential partnership with Unitelco for international high-speed rail signaling market. We see a great fit in our potential partnership with Unitelco, in which Unitelco brings its marketing and project implementation capability to the table. With the track record and expertise accumulated from China’s high-speed rail build-out, Hollysys will leverage on its proprietary technologies and products to tackle the international rail market, either by partnership or itself, to further enhance our shareholders’ value.”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

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Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+1-646-593-8125
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